Filed Pursuant to Rule 433
Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,
333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

February 3, 2010

Issuer:  Florida Power & Light Company

Bonds:

Designation:	First Mortgage Bonds, 5.69% Series due March 1, 2040
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	March 1, 2040
Interest Payment Dates:	Each March 1 and September 1, beginning September 1, 2010
Coupon Rate:	5.69%
Price to Public:	99.866% of the principal amount thereof
Benchmark Treasury:	4.5% due August 15, 2039
Benchmark Treasury Yield:	4.599%
Spread to Benchmark
Treasury Yield:	110 basis points
Reoffer Yield:	5.699%
Trade Date:	February 3, 2010
Settlement Date:	February 9, 2010
Make-Whole Call:	At any time at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points.
CUSIP / ISIN Number:	341081 FC6 / US341081FC68

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Aa2” (negative watch)
Standard & Poor’s Ratings Services	“A” (negative watch)
Fitch Ratings	“AA-” (negative watch)

Joint Book-Running Managers:

Banc of America Securities LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:

BBVA Securities, Inc.

KeyBanc Capital Markets Inc.

Santander Investment Securities Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets, Inc.

*    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the issuer’s Preliminary Prospectus Supplement, dated February 2, 2010.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Mitsubishi UFJ Securities (USA), Inc. collect at 1-212-782-6940.